UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013.

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                          TO                               .

Commission file number 000-32179

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

EXACT SCIENCES CORPORATION 401(k) PLAN

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EXACT SCIENCES CORPORATION

441 CHARMANY DRIVE

MADISON, WI 53719

SUMMARY ANNUAL REPORT

For EXACT SCIENCES CORPORATION 401(k) PLAN

This is a summary of the annual report for EXACT SCIENCES CORPORATION 401(K) PLAN, EIN 02 0478229, for the period January 1, 2013, through December 31, 2013.  The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

Benefits under the plan are provided by a combination of funding arrangements.  Plan expenses were $74,328.  These expenses included $200 in administrative expenses and $74,128 in benefits paid to participants and beneficiaries, and $0 in other expenses.  A total of 123 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $5,320,269 as of December 31, 2013, compared to $3,607,412 as of January 1, 2013.  During the plan year, the plan experienced an increase in its net assets of $1,712,857.  This increase includes unrealized appreciation or depreciation in the value of the plan assets; that is, the difference between the value of plan’s assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year.  The plan had total income of $1,787,185, including employer contributions of $456,030, employee contributions of $719,491, and earnings from investments of $600,010.

Small Plan Audit Waiver

The plan has met the requirements to waive the annual examination and report of an independent qualified public accountant.  As of the end of the plan year, the following regulated financial institutions held or issued plan assets that qualified under the waiver.

Principal Life Insurance Company	$3,187,955.36

Union Bond & Trust Company	$59,814.00

Exact Sciences Corporation	$1,616,469.57

The plan has been issued a fidelity bond by Chubb Group of Insurance Companies in the amount of $2,000,000.  The bond protects the plan against losses through fraud or dishonesty and covers any person handling plan assets.  You have the right to examine or receive from the plan administrator, on request and at no charge, copies of statements from the regulated financial institutions noted above describing the qualifying plan assets and evidence of the required bond.  If you are unable to examine or obtain these documents, contact the Regional Office of the U.S. Department of Labor’s Pension and Welfare Benefits Administration.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EXACT SCIENCES CORPORATION 401(k) PLAN
By: EXACT SCIENCES CORPORATION, Plan Administrator

By:	/s/ William J. Megan
Name: William J. Megan
Title: Principal Financial Officer

Date:  June 27, 2014